EXHIBIT 21

SUBSIDIARIES OF SIGNATURE GROUP HOLDINGS, INC.

Name	Jurisdiction of Organization
Signature Credit Partners, Inc.	Nevada
VMI Holdings LLC	Nevada
North American Breaker Co. LLC	California
North American Breaker Co., Inc.	California
Cosmed, Inc.	Nevada
FGC Commercial Mortgage Finance	California
Fremont Mortgage Securities Corporation	Delaware
Fremont Compensation Insurance Group, Inc.	Delaware